NEWS RELEASE

T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2022 RESULTS
BALTIMORE (October 27, 2022) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the third quarter of 2022.
▪Quarter end assets under management of $1.23 trillion
▪Net client outflows of $24.6 billion
▪Net revenues of $1.6 billion, including capital allocation-based income of $1.1 million
▪Diluted earnings per common share (EPS) of $1.66; Adjusted non-GAAP diluted EPS of $1.86
▪Returned $500.9 million to stockholders in Q3 2022, including $224.5 million of share repurchases
▪Solid investment performance over longer time horizons
Financial Highlights

	Three months ended
(in millions, except per-share data)	9/30/2022(1)	9/30/2021	% change	6/30/2022(1)	% change

U.S. GAAP basis
Investment advisory fees	$1,442.0	$1,813.4	(20.5)%	$1,496.7	(3.7)%
Capital allocation-based income(2)(3)	$1.1	$—	n/m	$(126.3)	n/m
Net revenues	$1,588.2	$1,954.1	(18.7)%	$1,513.0	5.0%
Operating expenses	$1,013.6	$957.9	5.8%	$844.4	20.0%
Net operating income	$574.6	$996.2	(42.3)%	$668.6	(14.1)%
Non-operating income (loss)(3)	$(82.8)	$(11.5)	n/m	$(279.9)	n/m
Net income attributable to T. Rowe Price	$384.4	$777.2	(50.5)%	$339.6	13.2%
Diluted earnings per common share	$1.66	$3.31	(49.8)%	$1.46	13.7%
Weighted average common shares outstanding assuming dilution	226.3	229.1	(1.2)%	227.9	(.7)%

Adjusted non-GAAP basis(4)
Operating expenses	$1,028.2	$957.2	7.4%	$947.3	8.5%
Net operating income	$573.7	$998.7	(42.6)%	$579.7	(1.0)%
Non-operating income (loss)(3)	$(3.7)	$(3.0)	n/m	$(30.6)	n/m
Net income attributable to T. Rowe Price	$430.6	$767.6	(43.9)%	$417.7	3.1%
Diluted earnings per common share	$1.86	$3.27	(43.1)%	$1.79	3.9%

Assets under Management (5) (in billions)
Average assets under management	$1,347.5	$1,648.7	(18.3)%	$1,407.1	(4.2)%
Ending assets under management	$1,230.0	$1,612.3	(23.7)%	$1,309.7	(6.1)%

Investment advisory effective fee rate (in bps)	42.5	43.6	(2.5)%	42.7	(.5)%
(1) The firm's Q2 and Q3 2022 operating results include the results of OHA following its acquisition on December 29, 2021.
(2) Capital allocation-based income fluctuates period to period as it reflects the adjustment to accrued carried interest. The realization of accrued carried interest occurs over a number of years.
(3) The percentage change is not meaningful (n/m).
(4) Adjusts the U.S. GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, acquisition-related amortization and costs, and certain nonrecurring charges and gains, if any. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.
(5) Assets under management for the 2021 period do not include the acquired fee-basis assets under management related to the OHA acquisition.

Management Commentary
Rob Sharps, chief executive officer and president, commented, “Global equity markets were lower in the third quarter with overseas returns for U.S. investors further pressured by a steep decline in major currencies against the dollar. Bond returns were also negative as the Bloomberg U.S. Aggregate Index closed out the quarter with its worst month since 1980. The third quarter began on a note of optimism as signs emerged that the Fed was making progress in tamping down inflation without causing too much harm to the economy. Hopes that 'peak inflation' would result in a 'soft landing' appeared to evaporate in the middle of the quarter, however, as investors reacted to a rebound in core inflation in the U.S. and some weak economic readings, particularly overseas.

“Our assets under management ended the quarter at $1.23 trillion, down 6% from June 30. Average assets under management were down 4% and quarterly investment advisory revenues of $1.4 billion were down 4% from the prior quarter and down 20% from third quarter 2021. Expenses, which include OHA in 2022, were up 6% on a GAAP basis and up 7% on a non-GAAP basis over third quarter 2021.

“Throughout this year, we have taken steps to slow our expense growth, including focusing on our highest priority initiatives, slowing hiring, and reducing planned third party spend. We continue to evaluate market conditions and will consider other levers as needed to manage expense growth and support our ability to invest in strategic initiatives.

“Our cash position remains strong, ending the quarter with $2.8 billion in cash and discretionary investments on the balance sheet. During the quarter, we paid our $1.20 regular dividend and repurchased 1.9 million shares, reducing our shares outstanding by 5.7 million shares year to date.

“Many of our equity and fixed income strategies have performed well during recent market volatility. However, certain of our equity strategies have posted weaker returns which do not meet the high standards we strive to deliver for our clients. We continue to believe that our robust research resources and fundamental investment processes will allow us to deliver strong, long-term performance across our broad range of strategies, despite these recent performance challenges.

“Outflows of $24.6 billion in the quarter continue to be largely driven by a handful of growth-oriented equity strategies, amplified in this quarter with redemptions from a few large institutional clients. Fixed income outflows were $2.4 billion in the quarter. We saw inflows this quarter to our target date franchise, our U.S. equity research product, and our full-service defined contribution channel. We remain confident that a combination of improved investment performance and our ongoing investments in new capabilities will allow us to return to positive flows over time as market conditions stabilize.

“We continue to focus on our strategic priorities to position the business for long-term success and are proud of several milestones. Highlights from Q3 include:

•At the end of September, we celebrated the 20th anniversary of the launch of our first retirement funds, the start of what is now our $312 billion target date retirement franchise. All four anniversary vintages rank first in their respective Morningstar categories for the 20-year period.
•T. Rowe Price Investment Management, Inc. (TRPIM) filed its first disaggregated holdings, a final step in the process of establishing our separate SEC-registered U.S. investment adviser.

•We were honored to be named to several of Forbes’ ‘Best Employer’ award lists, including: World’s Best Employers 2022, America’s Best Employers for Women 2022, and Best-in-State Employers 2022, ranking second in Maryland and in the top 25 in Colorado.

“We have a strong culture and a history of delivering solid, long-term investments results and world-class client service. We are committed to preserving these attributes while adapting to the needs of our clients and evolving our priorities thoughtfully to meet that demand. I would like to thank our associates whose hard work make all of this possible.”

Assets Under Management
During Q3 2022, assets under management (AUM) decreased $79.7 billion to $1.23 trillion. Market depreciation, along with net distributions not reinvested, of $55.1 billion and net cash outflows of $24.6 billion reduced the firm's AUM during Q3 2022. Clients transferred $3.3 billion in net assets from the U.S. mutual funds primarily to collective investment trusts and other investment products, of which $2.2 billion transferred into the retirement date trusts. The components of the change in AUM, by vehicle and asset class, are shown in the tables below.

	Three months ended 9/30/2022
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$657.1	$332.8	$319.8	$1,309.7

Net cash flows before client transfers	(11.2)	(14.4)	1.0	(24.6)
Client transfers	(3.3)	.5	2.8	—
Net cash flows after client transfers	(14.5)	(13.9)	3.8	(24.6)
Net market depreciation and losses	(27.9)	(12.4)	(14.6)	(54.9)
Net distributions not reinvested	(.2)	—	—	(.2)
Change during the period	(42.6)	(26.3)	(10.8)	(79.7)
Assets under management at September 30, 2022	$614.5	$306.5	$309.0	$1,230.0

	Three months ended 9/30/2022
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Alternatives(2)	Total
Assets under management at beginning of period	$699.6	$171.1	$395.9	$43.1	$1,309.7

Net cash flows	(22.8)	(2.4)	.8	(.2)	(24.6)
Net market depreciation and losses(3)	(29.0)	(3.3)	(22.6)	(.2)	(55.1)
Change during the period	(51.8)	(5.7)	(21.8)	(.4)	(79.7)
Assets under management at September 30, 2022	$647.8	$165.4	$374.1	$42.7	$1,230.0

(1)     The underlying AUM of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) The alternatives asset class includes strategies authorized to invest more than 50% of its holdings in private credit, leveraged loans, mezzanine, real assets/CRE, structured products, stressed/distressed, non-investment grade CLOs, special situations, or have absolute return as its investment objective. Generally, only those strategies with longer than daily liquidity are included.
(3) Includes distributions reinvested and not reinvested.

AUM in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $311.5 billion at September 30, 2022, compared with $327.1 billion at June 30, 2022. These portfolios experienced net cash inflows of $3.5 billion for Q3 2022.

Investors domiciled outside the United States accounted for 9.0% of the firm's AUM at September 30, 2022, 9.4% at June 30, 2022, and 9.9% at December 31, 2021.

The firm provides participant accounting and plan administration for defined contribution retirement plans that invest in the firm's U.S. mutual funds and collective investment trusts, as well as funds managed outside of the firm's complex. As of September 30, 2022, the firm's assets under administration were $206 billion, of which $125 billion were assets we manage.

In recent years, the firm began offering non-discretionary advisory services through model delivery and multi-asset solutions for providers to implement. The firm records the revenue earned on these services in administrative fees. The assets under advisement in these portfolios, predominantly in the United States, were $7 billion at
September 30, 2022.

Financial Results
Net revenues earned in Q3 2022 were $1.6 billion, a decrease of 18.7% from Q3 2021. Average AUM in Q3 2022 were $1.35 trillion, a decrease of 18.3% from Q3 2021. The firm did not waive money market investment advisory fees in Q3 2022 and does not expect to waive any fees for the remainder of the year. In Q3 2021, the firm voluntarily waived money market investment advisory fees of $13.7 million.
▪Investment advisory revenues earned in Q3 2022 from the firm's U.S. mutual funds were $841.7 million, a decrease of 25.2% from Q3 2021. Average AUM in these funds decreased 23.1% to $677.6 billion in Q3 2022 from Q3 2021.

▪Investment advisory revenues earned in Q3 2022 from subadvised funds, separate accounts, collective investment trusts and other investment products were $600.3 million, a decrease of 12.7% from Q3 2021. Average AUM for these products decreased 12.7% to $669.9 billion in Q3 2022 from Q3 2021. Investment advisory revenues and average AUM in Q3 2022 reflect OHA's revenue and related average AUM.

▪The investment advisory fee annualized effective fee rate of 42.5 basis points in Q3 2022 decreased from 42.7 basis points earned in Q2 2022 and 43.6 basis points earned in Q3 2021. In comparison to Q2 2022, the annualized effective fee rate was primarily driven by a mix shift toward lower fee asset classes and vehicles as a result of market declines and net flows. In comparison to Q3 2021, these changes were slightly offset by the higher-than-average effective fee rate earned on the firm's alternative asset class and lower money market fee waivers. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Capital allocation-based income in Q3 2022 increased net revenues by $1.1 million. Capital allocation-based income will fluctuate quarter-to-quarter to reflect the adjustment to accrued carried interest for the change in value of the affiliated funds' underlying investments assuming the value was realized as of the end of the period, regardless of whether the funds' underlying investments have been realized. The realization of accrued carried interest occurs over a number of years. The Q3 2022 amount represents an increase of $14.3 million in accrued carried interest, substantially offset by $13.2 million in non-cash amortization associated with the difference in the closing date fair value and carrying value of investments acquired as part of the OHA acquisition. For detail of the change in accrued carried interest, which is reported as investments on the condensed consolidated balance sheet, from the end of 2021, including realized carry distributions, see the applicable table at the end of this release.

▪Administrative, distribution, and servicing fees in Q3 2022 were $145.1 million, an increase of 3.1% from Q3 2021. The increase was primarily attributable to higher transfer agent servicing activities provided to the T. Rowe Price mutual funds for retail shareholders and higher trustee services revenue, partially offset by lower 12b-1 fees earned from certain share classes of the U.S. mutual funds.

Operating expenses in Q3 2022 were $1,013.6 million, an increase of 5.8% compared to Q3 2021 and an increase of 20.0% compared to Q2 2022. On a non-GAAP basis, the firm's operating expenses in Q3 2022 were
$1,028.2 million, a 7.4% increase over Q3 2021 and an increase of 8.5% compared to Q2 2022. The firm's 2022 operating expenses include OHA's operating expenses, including the accrued carried interest compensation associated with the capital allocation-based income. OHA's operating expenses primarily impact compensation expense; technology, occupancy, and facility costs; and general, administrative and other costs. The accrued carried interest compensation is reported in non-controlling interest in the condensed consolidated balance sheet.

Approximately 63% of the increase in the firm's non-GAAP operating expenses compared to Q2 2022 was attributable to the accrued carried interest compensation associated with the increase in capital allocation-based income recognized in Q3 2022 compared to Q2 2022. In comparison to Q3 2021, the increase in non-GAAP operating expenses was primarily attributable to salaries and benefits, including non-cash stock-based compensation expense; the addition of OHA operating expenses; and higher costs related to the ongoing investment in the firm's technology capabilities. These increases were mostly offset by lower distribution and servicing costs and a lower interim bonus accrual.

▪Compensation and related costs on a U.S. GAAP basis were $588.1 million in Q3 2022, an increase of $23.5 million, or 4.2%, compared to Q3 2021 and an increase of $124.7 million, or 26.9%, from Q2 2022. Compensation and related costs, excluding the impact of the supplemental savings plan, accrued carried interest compensation, and non-cash amortization of certain acquisition-related retention arrangements, were $595.6 million in Q3 2022, an increase of 5.4% compared to Q3 2021. The third quarter of 2022 includes higher salaries and benefits from increased average headcount and base salary increases made in

January and July 2022, the inclusion of OHA compensation expenses, and a lower interim bonus accrual. The firm employed 7,990 associates at September 30, 2022, an increase of 6.1% from the end of 2021.

▪Distribution and servicing costs were $69.9 million in Q3 2022, a decrease of $26.1 million, or 27.2% from the $96.0 million recognized in Q3 2021 and a decrease of $5.8 million, or 7.7%, from Q2 2022. The decrease from Q3 2021 was primarily driven from lower average AUM of certain share classes of the U.S. mutual funds and of the firm's international products, including the Japanese Investment Trusts (ITMs) and certain SICAV share classes. These distribution costs are offset entirely in net revenues. For the ITMs and SICAVs, the related revenue is recognized in investment advisory revenues.

▪Advertising and promotion expenses were $24.3 million in Q3 2022, an increase of $2.2 million, or 10.0%, from Q3 2021 and an increase of $2.9 million, or 13.6% from Q2 2022. The increase from Q3 2021 was primarily driven by an increase in sponsorships and promotion-related costs during the 2022 quarter.

▪Product and recordkeeping related expenses were $75.6 million in Q3 2022, an increase of $5.3 million, or 7.5%, from Q3 2021 and a decrease of $.7 million, or .9% from Q2 2022. Approximately 60% of the increase from Q3 2021 was driven by increased recordkeeping costs incurred as part of the expanded relationship with Fidelity National Information Services, Inc. (FIS) that began in August 2021. These recordkeeping costs are being partially offset by lower compensation expenses related to the approximately 800 associates who transitioned to FIS in August 2021. These compensation expenses are recorded in compensation and related costs.

▪Technology, occupancy, and facility costs were $143.6 million in Q3 2022, an increase of $20.5 million, or 16.7%, from Q3 2021 and an increase of $9.3 million, or 6.9%, from Q2 2022. The increase from Q3 2021 was primarily due to increased office facility costs, primarily related to higher rent expense; ongoing investment in the firm's technology capabilities, including hosted solution licenses; and related depreciation.

▪General, administrative, and other costs were $112.1 million in Q3 2022, an increase of $30.3 million, or 37.0%, compared to the $81.8 million recognized in Q3 2021 and an increase of $38.8 million, or 52.9%, from Q2 2022. The increase from Q3 2021 was primarily related to higher travel and information services as well as certain nonrecurring costs incurred during Q3 2022. The Q3 2022 results also include a net favorable impact of $2.8 million as the acquisition-related amortization was more than offset by the reduction in the fair value of the contingent consideration liability.

The firm continues to expect its forecasted 2022 non-GAAP operating expenses growth to be in the range of 4% to 7%. The range reflects lower market-related expenses and continued efforts to manage expense growth. The addition of OHA's operating expenses, since the acquisition at the end of 2021, is driving nearly all of the 2022 forecasted expense growth. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements.

Non-operating income (loss). Non-operating loss was $82.8 million in Q3 2022, as compared to non-operating loss of $11.5 million in Q3 2021. The firm's consolidated products and the supplemental savings plan hedge portfolio comprised approximately 82% of the net losses recognized during Q3 2022. The cash and discretionary investment portfolio also experienced net investment losses of $3.7 million during Q3 2022. The components of non-operating income (loss) for Q3 2022 and Q3 2021 are included in the tables at the end of this release.

Income taxes. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the third quarter and the first nine months of 2022 and 2021:

	Three months ended		Nine months ended
	9/30/2022	9/30/2021	9/30/2022	9/30/2021
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.4	3.8	3.5	3.8
Net (income) losses attributable to redeemable non-controlling interests(2)	2.5	.1	1.6	(.2)
Net excess tax benefits from stock-based compensation plans activity	(.5)	(1.6)	(.5)	(1.1)
Other items	.8	(.2)	—	(.2)
Effective income tax rate	27.2%	23.1%	25.6%	23.3%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.
(2) Net income attributable to redeemable non-controlling interest represents the portion of earnings held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to redeemable non-controlling interests. The firm's non-GAAP effective tax rate was 24.4% for Q3 2022 compared with 23.1% for Q3 2021. The increase in the non-GAAP tax rate compared with Q3 2021 is primarily attributable to the unfavorable impact of a reduction in the discrete tax benefits associated with the settlement of stock-based awards. The majority of the reduction in discrete tax benefits is due to a lower level of option and restricted stock settlements during Q3 2022 as compared to Q3 2021.

The firm estimates that its effective tax rate for the full year 2022 will be in the range of 24% to 27%, on a U.S. GAAP basis, and 24% to 26%, on a non-GAAP basis.

Capital Management
T. Rowe Price has ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	9/30/2022	12/31/2021
Cash and cash equivalents	$2,366.3	$1,523.1
Discretionary investments	446.9	554.1
Total cash and discretionary investments	2,813.2	2,077.2
Redeemable seed capital investments	975.0	1,300.1
Investments used to hedge the supplemental savings plan liability	669.5	881.5
Total cash and investments in T. Rowe Price products	$4,457.7	$4,258.8

▪The firm's common shares outstanding were 223.9 million at September 30, 2022, compared to 229.2 million at the end of 2021.
▪In the first nine months of 2022, the firm expended $744.0 million to repurchase 5.7 million shares, or 2.5%, of its outstanding common shares at an average price of $130.35, including $224.5 million to repurchase 1.9 million shares during Q3 2022.
▪The firm invested $177.2 million during the first nine months of 2022 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2022 to be about $250 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance(1)
The following table presents investment performance for specific asset classes and AUM-weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended September 30, 2022. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median(2),(3)
	1 year	3 years	5 years	10 years
Equity	51%	57%	60%	78%
Fixed Income	51%	59%	60%	65%
Multi-Asset	18%	75%	83%	90%
All Funds	39%	63%	66%	76%

% of U.S. mutual funds that outperformed passive peer median(2),(4)
	1 year	3 years	5 years	10 years
Equity	56%	52%	50%	72%
Fixed Income	41%	53%	48%	50%
Multi-Asset	24%	84%	81%	92%
All Funds	40%	62%	59%	69%

% of composites that outperformed benchmarks(5)
	1 year	3 years	5 years	10 years
Equity	36%	55%	57%	77%
Fixed Income	21%	52%	58%	79%
All Composites	30%	54%	57%	78%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median(2),(3)
	1 year	3 years	5 years	10 years
Equity	47%	54%	59%	84%
Fixed Income	63%	74%	69%	81%
Multi-Asset	3%	89%	93%	97%
All Funds	36%	65%	69%	88%

% of U.S. mutual funds AUM that outperformed passive peer median(2),(4)
	1 year	3 years	5 years	10 years
Equity	53%	49%	54%	67%
Fixed Income	47%	64%	51%	64%
Multi-Asset	5%	97%	96%	97%
All Funds	39%	63%	65%	74%

% of composites AUM that outperformed benchmarks(5)
	1 year	3 years	5 years	10 years
Equity	36%	44%	42%	70%
Fixed Income	14%	42%	40%	74%
All Composites	32%	44%	41%	71%

As of September 30, 2022, 73 of 124 (58.9%) of the firm's rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rating of 4 or 5 stars(6). In addition, 72%(6) of AUM in the firm's rated U.S. mutual funds (across primary share classes) ended September 30, 2022 with an overall rating of 4 or 5 stars.

(1) The investment performance reflects that of T. Rowe Price sponsored mutual funds and composites AUM and not of OHA's products.
(2) Source: © 2022 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(3) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $297B for 1 year, $297B for 3 years, $297B for 5 years, and $291B for 10 years.
(4) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $281B for 1 year, $279B for 3 years, $278B for 5 years, and $261B for 10 years.
(5) Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,081B for 1 year, $1,077B for 3 years, $1,065B for 5 years, and $1,033B for 10 years.
(6) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2022 with the U.S. Securities and Exchange Commission later today. The Form
10-Q will include additional information on the firm's unaudited consolidated financial statements at September 30, 2022.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, the timing and expense related to the integration of OHA with and into our business, general economic conditions, government actions and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2021 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Linsley Carruth
410-345-2242	410-345-3717
brian.lewbart@troweprice.com	linsley.carruth@troweprice.com

Kyle White
410-345-3797
kyle.white@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended			Nine months ended
Revenues	9/30/2022	9/30/2021	6/30/2022	9/30/2022	9/30/2021
Investment advisory fees	$1,442.0	$1,813.4	$1,496.7	$4,600.8	$5,288.4
Capital allocation-based income	1.1	—	(126.3)	(80.8)	—
Administrative, distribution, and servicing fees	145.1	140.7	142.6	444.2	421.8
Net revenues	1,588.2	1,954.1	1,513.0	4,964.2	5,710.2

Operating expenses
Compensation and related costs, excluding acquisition-related retention agreements, capital allocation-based income compensation, and supplemental savings plan	595.6	564.9	589.8	1,781.3	1,692.3
Acquisition-related retention agreements	17.1	—	18.0	54.3	—
Capital allocation-based income compensation	.1	—	(50.9)	(33.3)	—
Supplemental savings plan	(24.7)	(.3)	(93.5)	(169.2)	59.6
Compensation and related costs	588.1	564.6	463.4	1,633.1	1,751.9
Distribution and servicing	69.9	96.0	75.7	231.5	274.3
Advertising and promotion	24.3	22.1	21.4	69.1	61.4
Product and recordkeeping related costs	75.6	70.3	76.3	232.3	154.6
Technology, occupancy, and facility costs	143.6	123.1	134.3	411.8	359.7
General, administrative, and other	112.1	81.8	73.3	265.8	260.8
Total operating expenses	1,013.6	957.9	844.4	2,843.6	2,862.7

Net operating income	574.6	996.2	668.6	2,120.6	2,847.5

Non-operating income (loss)
Net gains (losses) on investments	(41.5)	8.7	(169.9)	(301.3)	165.0
Net gains (losses) on consolidated investment products	(41.7)	(17.1)	(104.6)	(247.7)	75.7
Other income (loss)	.4	(3.1)	(5.4)	(12.2)	(6.2)
Total non-operating income (loss)	(82.8)	(11.5)	(279.9)	(561.2)	234.5

Income before income taxes	491.8	984.7	388.7	1,559.4	3,082.0
Provision for income taxes	134.0	227.3	100.9	399.4	717.1
Net income	357.8	757.4	287.8	1,160.0	2,364.9
Less: net income (loss) attributable to redeemable non-controlling interests	(26.6)	(19.8)	(51.8)	(131.9)	22.6
Net income attributable to T. Rowe Price	384.4	777.2	339.6	1,291.9	2,342.3
Less: net income allocated to outstanding restricted stock and stock unit holders	9.2	19.5	7.4	29.6	61.6
Net income allocated to T. Rowe Price common stockholders	$375.2	$757.7	$332.2	$1,262.3	$2,280.7

Earnings per share
Basic	$1.67	$3.34	$1.47	$5.57	$10.04
Diluted	$1.66	$3.31	$1.46	$5.54	$9.94

Weighted-average common shares
Outstanding	225.3	226.9	226.7	226.7	227.2
Outstanding assuming dilution	226.3	229.1	227.9	228.0	229.4

The following table presents investment advisory revenues for the three and nine months ended September 30, 2022 and 2021.

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended
	9/30/2022	9/30/2021	9/30/2022	9/30/2021
U.S. mutual funds
Equity	$580.1	$813.0	$1,876.5	$2,310.8
Fixed income, including money market	66.2	64.8	198.9	183.7
Multi-asset	195.4	247.7	619.0	778.7
	841.7	1,125.5	2,694.4	3,273.2
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	316.9	458.8	1,047.5	1,329.0
Fixed income, including money market	41.4	41.3	125.2	119.6
Multi-asset	171.8	187.8	530.3	566.6
Alternatives	70.2	—	203.4	—
	600.3	687.9	1,906.4	2,015.2
Total investment advisory revenues	$1,442.0	$1,813.4	$4,600.8	$5,288.4

Assets Under Management (in billions)	Average during
	Three months ended		Nine months ended		As of
	9/30/2022	9/30/2021	9/30/2022	9/30/2021	9/30/2022	12/31/2021
U.S. mutual funds
Equity	$405.8	$559.8	$441.0	$534.0	$365.2	$553.9
Fixed income, including money market	79.4	88.4	82.7	85.6	74.5	85.3
Multi-asset	192.4	232.8	204.8	228.5	174.8	232.2
	677.6	881.0	728.5	848.1	614.5	871.4

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	319.1	445.7	352.0	427.3	282.6	438.8
Fixed income, including money market	93.6	94.3	92.4	92.1	90.9	90.4
Multi-asset	214.3	227.7	221.8	213.8	199.3	245.5
Alternatives	42.9	—	42.4	—	42.7	41.7
	669.9	767.7	708.6	733.2	615.5	816.4
Total assets under management	$1,347.5	$1,648.7	$1,437.1	$1,581.3	$1,230.0	$1,687.8

The following table presents the annualized effective fee rates for the three and nine months ended September 30, 2022 and 2021.

Annualized effective fee rates (in basis points)	Three months ended					Nine months ended
	9/30/2022	9/30/2021	% change	6/30/2022	% change	9/30/2022	9/30/2021	% change
Investment advisory fee rate	42.5	43.6	(2.5)%	42.7	(.5)%	42.8	44.7	(4.3)%
Investment advisory fee rate, including capital allocation-based income	42.5	43.6	(2.5)%	39.1	8.7%	42.1	44.7	(5.8)%

The components of the change in assets under management, by vehicle and asset class, are shown in the tables below for the nine months ended September 30, 2022.

	Nine months ended 9/30/2022
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$871.4	$437.1	$379.3	$1,687.8

Net cash flows before client transfers	(28.7)	(22.5)	6.6	(44.6)
Client transfers	(10.3)	1.5	8.8	—
Net cash flows after client transfers	(39.0)	(21.0)	15.4	(44.6)
Net market depreciation and losses	(217.1)	(109.6)	(85.7)	(412.4)
Net distributions not reinvested	(.8)	—	—	(.8)
Change during the period	(256.9)	(130.6)	(70.3)	(457.8)
Assets under management at September 30, 2022	$614.5	$306.5	$309.0	$1,230.0

	Nine months ended 9/30/2022
(in billions)	Equity	Fixed income, including money market	Multi-asset	Alternatives	Total
Assets under management at beginning of period	$992.7	$175.7	$477.7	$41.7	$1,687.8

Net cash flows	(58.4)	6.1	5.4	2.3	(44.6)
Net market depreciation and losses	(286.5)	(16.4)	(109.0)	(1.3)	(413.2)
Change during the period	(344.9)	(10.3)	(103.6)	1.0	(457.8)
Assets under management at September 30, 2022	$647.8	$165.4	$374.1	$42.7	$1,230.0

The components of net cash flows after client transfers, by vehicle and asset class, are shown in the table below for the three and nine months ended September 30, 2022.

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended	Nine months ended
(in billions)	9/30/2022	9/30/2022
U.S. mutual funds
Equity	$(9.6)	$(29.3)
Fixed income, including money market	(2.7)	(3.1)
Multi-asset	(2.2)	(6.6)
	(14.5)	(39.0)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	(13.2)	(29.1)
Fixed income, including money market	.3	9.2
Multi-asset	3.0	12.0
Alternatives	(.2)	2.3
	(10.1)	(5.6)
Total net cash flows after client transfers	$(24.6)	$(44.6)

Non-Operating Income (Loss) (in millions)	Three months ended		Nine months ended
	9/30/2022	9/30/2021	9/30/2022	9/30/2021
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$11.5	$4.0	$15.1	$14.0
Market-related gains (losses) and equity in earnings (losses)	(15.2)	(7.0)	(73.2)	14.5
Total net gains (losses) from cash and discretionary investments	(3.7)	(3.0)	(58.1)	28.5
Seed capital investments
Dividend income	.2	—	.6	.1
Market-related gains (losses) and equity in earnings (losses)	(14.1)	(2.4)	(77.5)	27.0
Net gains recognized upon deconsolidation	—	—	6.8	2.6
Investments used to hedge the supplemental savings plan liability	(26.3)	.1	(178.0)	59.3
Total net gains (losses) from non-consolidated T. Rowe Price investment products	(43.9)	(5.3)	(306.2)	117.5
Other investment income	2.4	14.0	4.9	47.5
Net gains (losses) on investments	(41.5)	8.7	(301.3)	165.0
Net gains (losses) on consolidated sponsored investment portfolios	(41.7)	(17.1)	(247.7)	75.7
Other income (loss), including foreign currency gains and losses	.4	(3.1)	(12.2)	(6.2)
Non-operating income (loss)	$(82.8)	$(11.5)	$(561.2)	$234.5

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Nine months ended
	9/30/2022			9/30/2021
	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $185.7 of stock-based compensation expense, $166.0 of depreciation expense, $158.4 of amortization of acquisition-related assets and retention arrangements, and $(125.7) of a fair value remeasurement of the contingent consideration liability in 2022	$2,452.8	$41.8	$2,494.6	$3,072.6	$18.1	$3,090.7
Cash provided by (used in) investing activities, including $(177.2) for additions to property, equipment and software, net, $(47.7) of purchases and $160.8 of dispositions in investment products in 2022	(54.7)	(14.8)	(69.5)	108.0	(50.4)	57.6
Cash provided by (used in) financing activities, including T. Rowe Price common stock repurchases of $727.9* and dividends paid of $832.4 in 2022	(1,554.9)	(61.8)	(1,616.7)	(1,913.8)	22.7	(1,891.1)
Effect of exchange rate changes on cash and cash equivalents	—	11.8	11.8	—	(3.6)	(3.6)
Net change in cash and cash equivalents during period	$843.2	$(23.0)	$820.2	$1,266.8	$(13.2)	$1,253.6
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	9/30/2022	12/31/2021
Cash and cash equivalents	$2,366.3	$1,523.1
Accounts receivable and accrued revenue	741.4	1,058.3
Investments	2,480.2	2,975.5
Assets of consolidated T. Rowe Price investment products	1,284.3	1,962.8
Operating lease assets	282.8	201.2
Property, equipment and software, net	752.8	736.2
Goodwill and intangible assets	3,484.4	3,606.6
Other assets	601.0	445.3
Total assets	11,993.2	12,509.0
Supplemental savings plan liability	676.9	882.6
Contingent consideration	131.3	306.3
Total other liabilities, includes $47.5 at September 30, 2022, and $51.5 at December 31, 2021, from consolidated T. Rowe Price investment products	1,489.7	1,066.4
Non-controlling interests*	787.8	1,231.0
Stockholders' equity attributable to T. Rowe Price Group, Inc., 223.9 common shares outstanding at September 30, 2022 and 229.2 common shares outstanding at December 31, 2021	$8,907.5	$9,022.7
* This includes both redeemable and non-redeemable non-controlling interest in consolidated entities.

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products(1)	Total
Cash and discretionary investments	$2,366.3	$433.9	$13.0	$2,813.2
Seed capital investments	—	332.0	643.0	975.0
Investments used to hedge the supplemental savings plan liability	—	669.5	—	669.5
Total cash and redeemable investments in T. Rowe Price products	2,366.3	1,435.4	656.0	4,457.7
Investments in affiliates(2)	—	676.4	—	676.4
Investments in CLOs	—	106.6	—	106.6
Investment in UTI and other investments	—	261.8	—	261.8
Total cash and investments	2,366.3	2,480.2	656.0	5,502.5
Redeemable non-controlling interests	—	—	580.8	580.8
As reported on unaudited condensed consolidated balance sheet at September 30, 2022	$2,366.3	$2,480.2	$1,236.8	$6,083.3

(1) The $13.0 million and $643.0 million represent the total value at September 30, 2022, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $1,236.8 million at September 30, 2022, includes assets of $1,284.3 million less liabilities of $47.5 million as reflected in the unaudited condensed consolidated balance sheet information table above.
(2) Includes $207.0 million of non-controlling interests in consolidated entities and represents the portion of these investments, held by third parties, that we cannot sell in order to obtain cash for general operations.

The following tables details changes in our investments in affiliated private investment funds - carried interest and non-controlling interest in consolidated entities for the three and nine months ended September 30, 2022.

	Three months ended	Nine months ended
Investments in affiliated private investment funds - carried interest	9/30/2022	9/30/2022
Balance at beginning of period	$507.2	$609.8
Capital allocation-based income:
Change in accrued carried interest	14.3	(41.1)
Acquisition related amortization	(13.2)	(39.7)
Net realized distributions	—	(20.7)
Balance at September 30, 2022	$508.3	$508.3

	Three months ended	Nine months ended
Non-controlling interests (NCI) in consolidated entities	9/30/2022	9/30/2022
Balance at beginning of period	$208.8	$248.7
Capital allocation-based income compensation:
Capital allocation-based income compensation	5.7	(16.4)
Acquisition related amortization	(5.6)	(16.9)
Net distributions	(1.9)	(8.4)
Balance at September 30, 2022	$207.0	$207.0

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended September 30, 2022 and 2021 and June 30, 2022.

	Three months ended 9/30/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis (FS line item)	$1,013.6	$574.6	$(82.8)	$134.0	$384.4	$1.66
Non-GAAP adjustments:
Acquisition-related non-GAAP adjustments:
Investment and NCI amortization(1) (Net Revenues and Compensation and related costs)	5.6	7.6	—	1.4	6.2	.03
Acquisition-related retention arrangements(1) (Compensation and related costs)	(17.1)	17.1	—	3.0	14.1	.06
Contingent consideration(1) (General, admin and other)	29.9	(29.9)	—	(3.8)	(26.1)	(.11)
Intangible assets amortization(1) (General, admin and other)	(27.1)	27.1	—	5.1	22.0	.09
Transaction costs(2) (General, admin and other)	(.1)	.1	—	—	.1	—
Total acquisition-related non-GAAP adjustments	(8.8)	22.0	—	5.7	16.3	.07
Supplemental savings plan liability(3) (Compensation and related costs)	24.7	(24.7)	26.3	.1	1.5	.01
Consolidated T. Rowe Price investment products(4)	(1.3)	1.8	41.7	(.3)	17.2	.07
Other non-operating income(5)	—	—	11.1	(.1)	11.2	.05
Adjusted Non-GAAP Basis	$1,028.2	$573.7	$(3.7)	$139.4	$430.6	$1.86

	Three months ended 9/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis (FS line item)	$957.9	$996.2	$(11.5)	$227.3	$777.2	$3.31
Non-GAAP adjustments:
Supplemental savings plan liability(3) (Compensation and related costs)	.3	(.3)	(.1)	—	(.5)	—
Consolidated T. Rowe Price investment products(4)	(1.0)	2.8	17.1	—	.1	—
Other non-operating income(5)	—	—	(8.5)	.8	(9.2)	(.04)
Adjusted Non-GAAP Basis	$957.2	$998.7	$(3.0)	$228.1	$767.6	$3.27

	Three months ended 6/30/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$844.4	$668.6	$(279.9)	$100.9	$339.6	$1.46
Non-GAAP adjustments:
Acquisition-related non-GAAP adjustments:
Investment and NCI amortization(1) (Net Revenues and Compensation and related costs)	5.7	7.6	—	2.0	5.6	.03
Acquisition-related retention arrangements(1) (Compensation and related costs)	(18.0)	18.0	—	4.6	13.4	.06
Contingent consideration(1) (General, admin and other)	50.3	(50.3)	—	(13.5)	(36.8)	(.16)
Intangible assets amortization(1) (General, admin and other)	(27.2)	27.2	—	7.2	20.0	.09
Transaction costs(2) (General, admin and other)	(.1)	.1	—	—	.1	—
Total acquisition-related non-GAAP adjustments	10.7	2.6	—	.3	2.3	.02
Supplemental savings plan liability(3) (Compensation and related costs)	93.5	(93.5)	96.4	.6	2.3	—
Consolidated T. Rowe Price investment products(4)	(1.3)	2.0	104.6	14.7	40.1	.17
Other non-operating income(5)	—	—	48.3	14.9	33.4	.14
Adjusted Non-GAAP Basis	$947.3	$579.7	$(30.6)	$131.4	$417.7	$1.79

The following schedules reconcile certain U.S. GAAP financial measures for the nine months ended September 30, 2022 and 2021.

	Nine months ended 9/30/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$2,843.6	$2,120.6	$(561.2)	$399.4	$1,291.9	$5.54
Non-GAAP adjustments:
Acquisition-related non-GAAP adjustments:
Investment and NCI amortization(1) (Net Revenues and Compensation and related costs)	16.9	22.8	—	6.5	16.3	.07
Acquisition-related retention arrangements(1) (Compensation and related costs)	(54.3)	54.3	—	15.4	38.9	.17
Contingent consideration(1) (General, admin and other)	125.7	(125.7)	—	(35.7)	(90.0)	(.40)
Intangible assets amortization(1) (General, admin and other)	(81.4)	81.4	—	23.1	58.3	.25
Transaction costs(2) (General, admin and other)	(.9)	.9	—	.2	.7	—
Total acquisition-related non-GAAP adjustments	6.0	33.7	—	9.5	24.2	.09
Supplemental savings plan liability(3) (Compensation and related costs)	169.2	(169.2)	178.0	2.5	6.3	.03
Consolidated T. Rowe Price investment products(4)	(4.2)	6.3	247.7	34.7	87.4	.38
Other non-operating income(5)	—	—	77.4	22.0	55.4	.24
Adjusted Non-GAAP Basis	$3,014.6	$1,991.4	$(58.1)	$468.1	$1,465.2	$6.28

	Nine months ended 9/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$2,862.7	$2,847.5	$234.5	$717.1	$2,342.3	$9.94
Non-GAAP adjustments:
Supplemental savings plan liability(3) (Compensation and related costs)	(59.6)	59.6	(59.3)	.3	—	—
Consolidated T. Rowe Price investment products(4)	(4.9)	9.1	(75.7)	(13.5)	(30.5)	(.13)
Other non-operating income(5)	—	—	(71.0)	(17.8)	(53.2)	(.22)
Adjusted Non-GAAP Basis	$2,798.2	$2,916.2	$28.5	$686.1	$2,258.6	$9.59

(1)    These non-GAAP adjustments remove the impact of acquisition-related amortization and costs including amortization of intangible assets, the recurring fair value remeasurements of the contingent consideration liability, amortization of acquired investment and non-controlling interest basis differences and amortization of compensation-related arrangements. Management believes adjusting for these charges helps the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(2)    This non-GAAP adjustment removes the transactions costs incurred related to the acquisition of OHA. Management believes adjusting for these charges helps the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the economic hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(4)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(5)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(6)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 24.2% for 2022 and 23.4% for 2021. As such, the non-GAAP effective tax rate for three months ended September 30, 2022 and 2021 was 24.4% and 23.1%, respectively. The firm estimates that its effective tax rate for the full-year 2022 on a non-GAAP basis will be in the range of 24% to 26%.

(7)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended			Nine months ended
	9/30/2022	9/30/2021	6/30/2022	9/30/2022	9/30/2021
Adjusted net income attributable to T. Rowe Price	$430.6	$767.6	$417.7	$1,465.2	$2,258.6
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	10.7	19.4	9.3	34.1	59.5
Adjusted net income allocated to common stockholders	$419.9	$748.2	$408.4	$1,431.1	$2,199.1